	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$74,249.48	$426,185
Cash & Cash Equivalents	$25,639.39	$394,764
Accounts Receivable	$3,850.91	$31,421
Short-term Debt	$589,905.58	$691,768
Long-term Debt	$25,000	$72,452
Revenues/Sales	$1,086,715.80	$1,007,975
Cost of Goods Sold	$964,043.62	$793,533
Taxes Paid	$1,776.89	$749
Net Income	-$325,644.79	-$527,971



Annual Report
(Exhibit A to Form C-AR)
April 30, 2019

Greensbury Market Corp.
12 e 49th St, 11th Floor
New York, NY 10017
https://www.greensbury.com
646-807-9804

GREENSBURY

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

Greensbury Market Corp. (the "Company"), is a corporation organized December 27, 2013 under the laws of Delaware after merging with its predecessor, Greensbury Market LLC, a Maryland limited liability company organized September 21, 2007, effective December 30, 2013. The Company sells meat and seafood online, with a focus on animal welfare and environmental sustainability.

The Company, having sold Series A Preferred Stock pursuant to Regulations Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2018. A

copy of this report may be found on the company's website at https://www.greensbury.com/pages/annual-reports.

The company currently has 1 full time employee.

The Company is located at 12 e 49th St., 11th Floor, New York, NY 10017.

The Company's website is https://www.greensbury.com/.

The Business
Greensbury Market is an online delivery service selling organic grass-fed/grass-finished beef, organic poultry, antibiotic-free pork and wild/sustainably caught seafood. All of our beef comes from family-owned, American farms and we only work with farmers, ranchers, and fishermen that treat animals humanely, are committed to ethical/healthy production standards and work to preserve the ecosystem. We ship to the continental US and use packaging that retains the freshness and nutritional quality of the products and lasts in the freezer for up to 12 months, eliminating food waste.

Greensbury is committed to selling the finest, highest quality meats and seafood. Unlike other companies, we give our customers the convenience of ordering whatever they want, whenever they want it. And our individual portion sizing and packaging means you only use what you want, when you want.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Our operations and revenue experience some seasonality in that the early summer and holiday months tend to have increased sales. Quarterly results may vary and are not necessarily an indication of future performance. The seasonality of Greensbury's revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions.

We may face unexpected difficulties in setting up its West Coast facilities. The Company may be unable to find a partnership as advantageous as that with Rastelli and setbacks in that expansion may result in lower revenue growth and higher shipping costs than anticipated.

The Company has one long term outstanding loan from Bradley Harrison. This long-term liabilities comes to $25,000 with annual interest rates of 12%. Repayment of the laon will commence upon the Company reaching profitability.

Greensbury faces competition from other companies in the food delivery space. We compete against traditional Grocery Stores such as Whole Foods and The Fresh Market, as well as newer companies like Blue Apron and Butcher Box. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services.

We are substantially dependent on our collaboration agreement with Rastelli Food Groups. Per the agreement, Rastelli will source product and fulfill Greensbury orders in exchange for equity in Greensbury and other consideration. The termination of, or material changes to, our relationships with Rastelli or the inability of Rastelli to fulfill our orders, would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business. The agreement was renewed in 2018 for another 5 years.

We may fail to maintain food safety throughout the supply chain and food-borne illness incidents may materially adversely affect our business. There are many factors that may influence the safe packaging, delivery, handling, storage, cooking, or consumption of these foods. Selling perishable meats, poultry, and seafood products online involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents could expose us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our

products and our customers' experience with them and could decrease customer demand for our products.

Our business is substantially dependent upon awareness and market acceptance of our products and brands. Our business depends on acceptance by our consumers. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Ted Hopper, and Mrinali Vaswani who are CEO and CFO & COO of the Company respectively. The Company has entered into an employment agreement with Ted Hopper, but currently only has a contracting agreement with Mrinali Vaswani. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company has may not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

SeedInvest has a potential conflict of interest. Bradley Harrison, a board member of SeedInvest, is also a member of Greensbury's board. While Bradley does not have influence, or oversee day-to-day operations, he does have influence over both Greensbury and SeedInvest.

Your ownership of the shares of preferred stock may be subject to dilution. Non-major purchasers of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this offering) and the value of the Company's assets at the time of issuance.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
Greensbury Market is an online delivery service selling organic grass-fed/grass-finished beef, organic poultry, antibiotic-free pork and wild/sustainably caught seafood.

Business Plan
All of our beef comes from family-owned, American farms and we only work with farmers, ranchers, and fishermen that treat animals humanely, are committed to ethical/healthy production standards and work to preserve the ecosystem. We ship to the continental US and use packaging that retains the freshness and nutritional quality of the products and lasts in the freezer for up to 12 months, eliminating food waste. Greensbury is committed to selling the finest, highest quality meats and seafood. Unlike other companies, we give our customers the convenience of ordering whatever

they want, whenever they want it. And our individual portion sizing and packaging means you only use what you want, when you want.

History of the Business
Greensbury Market Corp. (the "Company"), is a corporation organized December 27, 2013 under the laws of Delaware after merging with its predecessor, Greensbury Market LLC, a Maryland limited liability company organized September 21, 2007, effective December 30, 2013.

The Company's Products and/or Services

Product / Service	Description	Current Market
Online delivery service	Greensbury customers can order products a la carte, schedule recurring deliveries, set delayed deliveries and send gifts to their friends/families/ coworkers.	Americans spend nearly $50 Billion on organic annually; Over 82% of U.S. households buy organic

Greensbury customers can order products a la carte, schedule recurring deliveries (at a 5% discount and on a timeline they select), set delayed deliveries and send gifts to their friends/families/coworkers. We also offer a full breadth of healthy, high-quality proteins including beef, chicken, pork, turkey, lamb, salmon, halibut, cod, tuna, scallops, lobster, and shrimp.

We demonstrate our commitment to customer service and satisfaction with a 100% satisfaction guarantee and our customer ratings speak for themselves--avg. 4.5 out of 5 stars from over 610 reviewers. And with over 25k followers on Facebook combined with an active email database of nearly 42k we have direct access to a large and growing customer base. Our 71 Net Promoter score is 32 points higher than the averages for both the Grocery and Online Shopping sectors.

Competition
The organic online delivery market is highly competitive. We compete against traditional Grocery Stores such as Whole Foods and The Fresh Market, as well as newer companies like Blue Apron and Butcher Box. We believe we are one of few online providers with full breadth of organic, "free-from" proteins (e.g., beef, poultry, seafood, etc.), and are well positioned in the industry segments and markets in which we operate. Compared to newcomers, we already have scale and costs savings due to our relationship with Rastelli. As we grow, we do not expect to have to make capital investments into infrastructure.

Customer Base
Our customers are individual consumers that demand for high quality, healthy, "free from" proteins. From what we have noticed, millennials and other demographics are increasingly seeking organic, sustainable foods to cook at home, such as those offered by Greensbury. We believe these customers are willing to pay a premium for these

products, especially those sourced domestically. Greensbury has an engaged user base with 27% return rate, and average order value of $127.

Intellectual Property
The Company is dependent on the following intellectual property: The Company has one Trademark Registration: 3532089 for Greensbury Market

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
3532089	IC 029. US 046. G & S: Meat, poultry [and seafood]. FIRST USE: 20080818. FIRST USE IN COMMERCE: 20080818	GREENSBURY MARKET	September 26, 2007	November 11, 2008	U.S.

Governmental/Regulatory Approval and Compliance
All governmental or regulatory approval and compliance is the responsibility of our equity partner, Rastelli Foods Group. Rastelli is a leader in food safety and is fully compliant with, or exceeds, all USDA, FDA, FoodChek™ and SQF Level 3 sourcing, harvesting, processing, and packaging standards.

Litigation
None

Other
The Company's principal address is 12 e 49th st., 11th floor, New York, NY 10017.
The Company conducts business in New York.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Bradley Harrison

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board of Director, Advisor, 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Bradley C. Harrison is an entrepreneur and seasoned business development executive with a passion for technology, media, entertainment and lifestyle.
Brad has a great deal of experience launching new ventures. While attending MIT, he worked as a Partner in a seed stage venture fund, ITU Ventures, and helped launch a joint MIT-Harvard incubator. During this experience, Brad worked at the earliest stages with many dynamic companies including Endeca Technologies.
While serving as Director of Media Strategy and Development at AOL, Brad co-authored 3 patents in search, geo-tagging, and personalization, with Edmund Fish, Senior Vice President and General Manager at AOL. Following AOL, Brad helped raise $40M in venture funding for a contextual online advertising network. Prior to launching his business career, Brad served in the United States Army for five years, earning both Airborne and Ranger qualifications and retired as Captain.

Name
Ted Hopper

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Ted was raised in the midwest in the traditions of home cooked, family meals made from fresh, seasonal ingredients. He appreciates the positive impact that a shared meal can have in relationships and believes the quality of ingredients only enhances that experience. Ted has a BA from Vanderbilt University and MBA from the University of Maryland Robert H. Smith School of Business.

Name
Todd Horowitz

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder, Board of Directors, 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Todd grew up with a hippie mother that never allowed him to eat processed foods. 25 years later he decided to convert his traditional wholesale meat and seafood distributor, to Greensbury Market after he cooked an organic grass fed steak next to a traditional grain fed steak. Todd's currently cooking a lot of organic ground turkey.

Name

Ray Rastelli

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board of Directors, 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Ray opened his first meat stop in South Jersey in 1976. Today, he maintains the small family business feel and personalized customer service from when he opened shop more than 40 years ago, even as Rastelli has grown globally. As president, Ray takes equal care in leading the financial success of the company, as well as upholding its positive corporate culture and founding values, as it continues to expand in food service, production, distribution, retail, and e-commerce markets.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Ted Hopper

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO 2017

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Ted was raised in the midwest in the traditions of home cooked, family meals made from fresh, seasonal ingredients. He appreciates the positive impact that a shared meal can have in relationships and believes the quality of ingredients only enhances that experience. Ted has a BA from Vanderbilt University and MBA from the University of Maryland Robert H. Smith School of Business.

Name
Mrinali Vaswani

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CFO & COO, 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Mrinali studied accounting and finance in Texas. When she moved to NY, she took a quick interest in Greensbury and its mission to provide the highest quality proteins to all Americans. She has a strong affinity for taking care of both our bodies and our ecosystem - it was a natural fit. Mrinali makes sure everything runs smoothly, from our sourcing to logistics. She is the backbone of our team and loves our wild salmon.

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Board of Directors	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has one full time employee in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities as of December 31, 2018:

Type of security	Common Stock
Amount outstanding	120,179
Voting Rights	Yes
Anti-Dilution Rights	No
Percentage ownership of the Company by the holders of such Securities	52%

Type of security	Series Seed Preferred Stock

Amount outstanding	76,931
Voting Rights	Yes
Anti-Dilution Rights	Yes
Percentage ownership of the Company by the holders of such Securities	33%

Type of security	Series A Preferred Stock
Amount outstanding	41,825
Voting Rights	Yes
Anti-Dilution Rights	Yes
Percentage ownership of the Company by the holders of such Securities	15%

The Company has authorized 337,000 shares of $0.0001 par value common stock and 209,230 shares of $0.001 par value preferred stock, of which 80,500 are designated Series Seed Preferred Stock and 113,500 are designated Series A Preferred Stock.

Share Issuance:
During 2013, the Company converted its LLC membership interests to the Company's common stock, resulting in the issuance of 135,295 shares of common stock.

In 2014, the Company issued a total of 46,270 shares of common stock at prices per share of $11.96-$16.67 per share, for total proceeds of $700,000. These stock purchase agreements contained contractual liquidation preferences that provide for a preference over other equity holders equal to the purchase amount in the event of a liquidation event. These liquidation preferences remain in place until a qualified financing where the Company issues equity for proceeds of $1,500,000 or greater at a valuation of $3,300,000-$4,250,000 or greater (varies by agreement). Additionally, these shareholders are provided dilution protections providing for the issuance of additional shares without further consideration upon an equity financing transaction at a valuation of $3,300,000 or less up until a qualified financing where the Company issues equity for proceeds of $1,500,000 or greater at a valuation of $3,300,000 or greater. These shares are also provided with preemptive rights to purchase shares in future equity financing events. All but 6,000 of these shares of common stock were exchanged for an equal number of Series Seed Preferred Stock during 2015. Accordingly, the liquidation preferences and other rights on the converted shares were converted to the rights and preferences of the Series Seed Preferred Stock. The liquidation preferences on the remaining 6,000 shares were $100,000 as of December 31, 2018.

In 2015, three stockholders agreed to surrender a portion of their shares of common stock, resulting in the surrender of 73,171 shares of common stock back to the Company for no consideration.

The Company issued 60,510 shares of common stock in 2015 in connection with a collaboration agreement. These shares were valued by the Company at $112,500 and were accordingly recorded as paid-in capital in consideration for entering into this agreement.

In 2015 and 2016, the Company issued its preferred stock at price per share of $16.83. In 2015, 48,725 shares of common stock were exchanged for an equal number of Series Seed Preferred Stock, the Company issued 2,970 shares of Series Seed Preferred Stock for $50,000 cash, and converted principal and accrued interest totaling $144,844 on outstanding notes payable to Series Seed Preferred Stock at 20%-40% discounts to the preferred stock pricing, resulting in the issuance of 11,867 shares of Series Seed Preferred Stock. In 2016, the Company issued 13,369 shares of preferred stock for total proceeds of $225,000.

In March 29, 2017, the Company issued $50,000 convertible promissory notes to three investors for total financing of $150,000. The convertible promissory notes bear interest at 5% and will be due and payable by the Company on demand by the Lender at any time after the earlier of: (i) March 24, 2018 or, (ii) the closing of the next equity financing. The notes are convertible into the Company's equity upon the next equity financing transaction at a price per share determined by the lesser of a 20% discount to the share pricing in the triggering equity financing or the price per share determined by a $10,000,000 pre-money valuation on the Company's fully diluted capitalization. The notes are also convertible to the Company's equity at a price per share determined by a $10,000,000 pre-money valuation on the Company's fully diluted capitalization if and upon a corporate transaction (as defined in the note agreements) or upon maturity. In December 2017, the note converted to 10,709 shares of Series A for $150,000 cash, and converted principal and accrued interest totaling $154,548 on outstanding notes payable to Series A at 20% discounts to the preferred stock pricing.

In 2017, the company issued 22,692 shares of $0.001 par value Series A priced at $18.04 per share, for total proceeds of $409,364.

In 2017, the company issued 908 shares of $0.001 par value Series A as placement agent compensation to SI Securities, LLC in connection with its crowdfunding campaign for these Series A shares.

On March 31, 2018, deferred compensation to the former CEO of $47,698 was converted to 2,644 shares of Series A.

On March 31, 2018, loan to the company's founder of $47,452 was converted to 2,977 shares of Series A.

On March 31, 2018, accounts payables of $9,182 to third parties was converted to 509 shares of Series A.

On March 30, 2018, the company issued 1,386 shares of $0.001 par value Series A priced at $18.04 per share, for total proceeds of $25,003.

In 2018, the Company issued 6,130 shares of $0.001 par value Series A priced at $18.04 per share, for the conversion of outstanding liabilities of $110,585.

In April 2018, the Company entered into 54-week advisor agreement with a board member. The Company will pay the advisor $4,000 per month. Advisor agrees to defer compensation and at the end of the engagement shall receive one convertible promissory note for $50,000.

On February 28, 2019 the Company issued a total of $100,000 in convertible notes to two previous investors.

The Company has the following debt outstanding:

Type of debt	Senior Secured Demand Note
Name of creditor	Bradley C. Harrison
Amount outstanding	$25,000
Interest rate and payment schedule	12%
Amortization schedule	N/A
Describe any collateral or security	Secured by a lien on all company intellectual property including the Company's one registered trademark
Maturity date	Repayable upon demand
Other material terms	This Note is a senior, secured obligation of the Maker (Greensbury)

The Company's founder and a board member had extended financing through the issuance of a note payable of $25,000 in 2015. These note payable is repayable upon demand, upon a liquidation event, change in control, or default under the terms of the agreement. Accordingly, the Company has classified this note payable as a current liability as of December 31, 2018. The $25,000 note bears interest at 12%. The $25,000 note provides the noteholder a senior secured credit interest in the Company and is collateralized by all assets of the Company. Interest expense of $3,008 was recorded for this note during the year ended December 31, 2018. No interest payments have been made to date and the accrued interest on this note amounted to $11,391 as of December 31, 2018.

Additionally, this company founder advanced the Company $5,000 during 2015, which was repaid without interest in 2016.

Until December 31, 2017, the Company paid rent to an entity managed by a board member at a rate of $2,000 per month under an informal month-to-month arrangement since August 2015. As of December 31 2018, $29,227 remained outstanding and payable, As of January 1, 2018, the Company moved out of the office space managed by the board member and into an office leased from a third party.

The Company has deferred compensation to the current CFO as needed to support cash flow needs throughout 2016 and 2017. As of December 31, 2018 deferred compensation to this Company officer was $26,693.

Ownership

The Company is broadly held amongst 29 shareholders based on voting interest held. The only shareholder that owns 20% or more is: N/A

FINANCIAL INFORMATION

Please see the certified financial information attached hereto as Exhibit B. The financial statements have not been reviewed by a CPA, and have not been audited.

Operations

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

The Company is a business that has not yet generated profits, has sustained net losses of $527,971 and $325,645 during the years ended December 31, 2017 and 2018, respectively. As of December 31, 2018, the Company has an accumulated deficit of $2,456,226 and current liabilities exceed current assets by $512,656

Collaboration Agreement

In February 2015, the Company entered into a collaboration agreement with a supplier and distributor of product whereby the counterparty will source product for the Company to sell and distribute such product to the Company's customers (the "Collaboration Agreement"). The agreement is for an initial term of three years, and contains an automatic renewal option for additional one-year terms until terminated under the terms of the agreement. The agreement provides the Company with pricing of the counterparty's costs plus 10%, and provides for a 50% split of commission on profits from business customers brought to the counterparty by the Company. The Company issued 60,510 shares of its common stock to the counterparty as part of this agreement, providing the counterparty with 25% of the Company's outstanding equity, with certain dilution protections and rights to maintain ownership percentage through purchase of future offerings at issuance pricing. In 2018, the agreement was renewed for another 5 years.

Under the agreement terms, the counterparty also received an option to purchase an additional 20% of the Company's equity at $10M valuation or 10 times EBITDA from prior 3 months, times 4. This purchase option expired 12/31/15 without being exercised.

The Company currently requires an average of $12,000 per month to sustain operations.

Liquidity and Capital Resources
As of April 3, 2019, the Company has approximately $108,981 cash on hand. The Company is dependent upon additional capital resources for its planned full scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

CLASSES OF SECURITIES OF THE COMPANY

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends pari passu with holders of Preferred Shares, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Common Stock voting as a class and excluding shares issued upon conversion of Series A Preferred Stock are entitled to designate four directors.

Right to Receive Liquidation Distributions

In general, In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Shares in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holder of Preferred Stock and payment of all of the company's debts and other liabilities or (ii) their pro rata share among holders of Common Shares and Preferred Shares (on an as-converted basis) after payment of all the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series A Preferred Stock (including those offered in this offering) and any additional classes of preferred stock that we may designate in the future.

Series A Preferred Stock

Dividend Rights

Holders of Series A Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock and Series Seed Preferred Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 10,000 of the original number of total Preferred Stock is outstanding, holders of Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Shares voting as a separate class. These matters include any vote to:
- alter the rights, powers or privileges of the Series A Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series A Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series A Preferred Stock.

The Series A Preferred holders may designate one person to serve on the company's Board of Directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series A Preferred Stock receive these distributions before any holders of Common Stock and Series Seed Preferred Stock.

Conversion Rights

The Series A Preferred Stock are convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Purchase Agreement

Under the purchase agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

If the next financing the company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series A Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the purchase agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the major purchaser concept is used in such financing). If there is a right of first refusal for the transfer of Common Stock by a key holder, and the company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock. Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Holders of Series A Preferred Stock are subject to a drag-along provision as set forth in the Purchase Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the company agrees that, in the event the company's Board, and a majority of both (i) the holders of the company's Common Stock then outstanding, and (ii) the holders of a majority Common Stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series A Preferred Stock are bound by an Investment management agreement. This agreement limits voting rights and at a later time may require investors to convert their future preferred shares into common shares without their consent. Non-Major Purchasers are bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Series A Preferred Stock vote to terminate the agreement.

Series Seed Preferred Stock

Dividend Rights

Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock and Series A Preferred Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 10,000 of the original number of total Preferred Stock is outstanding, holders of Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Shares voting as a separate class. These matters include any vote to:
- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders may designate one person to serve on the company's Board of Directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions after holders of Series A Preferred Stock and before any holders of Common Stock.

Conversion Rights

The Series Seed Preferred Stock are convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Purchase Agreement

Under the purchase agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

If the next financing the company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the purchase agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the major purchaser concept is used in such financing). If there is right of a first refusal for the transfer of Common Stock by a key holder, and the company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.   Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Purchase Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the company agrees that, in the event the company's Board, and a majority of both (i) the holders of the company's Common Stock then outstanding, and (ii) the holders of a majority Common Stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Other Material Terms
The Company does not have the right to repurchase Series A Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company's founder and a board member had extended financing through the issuance of a note payable of $25,000 in 2015. These note payable is repayable upon demand, upon a liquidation event, change in control, or default under the terms of the agreement. Accordingly, the Company has classified this note payable as a current liability as of December 31, 2018. The $25,000 note bears interest at 12%. The $25,000 note provides the noteholder a senior secured credit interest in the Company and is collateralized by all assets of the Company. Interest expense of $3,008 was recorded for this note during the year ended December 31, 2018. No interest payments have been made to date and the accrued interest on this note amounted to $11,391 as of December 31, 2018.

Additionally, this company founder advanced the Company $5,000 during 2015, which was repaid without interest in 2016.

Until December 31, 2017, the Company paid rent to an entity managed by a board member at a rate of $2,000 per month under an informal month-to-month arrangement since August 2015. As of December 31 2018, $29,227 remained outstanding and payable. As of January 1, 2018, the Company moved out of the office space managed by the board member and into an office leased from a third party.

The Company has deferred compensation to the current CFO as needed to support cash flow needs throughout 2016 and 2017. As of December 31, 2018 deferred compensation to this Company officer was $26,693.

On March 31, 2018, $47,698 of deferred compensation to the former CEO was converted to 2,644 Series A shares.

On March 31, 2018, note payable-related party of $47,452 plus interest converted to 2,977 Series A shares.

On March 31, 2018 $9,182 in deferred payables to contractors also converted to Series A shares.

In April 2018, the company entered into 54-week advisor agreement with a board member. The company will pay the advisor $4,000 per month. Advisor agrees to defer compensation and at the end of the engagement shall receive one convertible promissory note for $50,000.

On February 28, 2019 the Company issued a total of $100,000 in convertible notes to two previous investors.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

SeedInvest has a potential conflict of interest. Bradley Harrison, a board member of SeedInvest, is also a member of Greensbury's board. While Bradley Harrison does not have influence, or oversee day-to-day operations, he does have influence over both Greensbury and SeedInvest.

OTHER INFORMATION
None

Bad Actor Disclosure
None

Restrictions on Transfer
Any securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

What it means to be a minority holder
As an investor in Series A-1 Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Ongoing Reporting Compliance
Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of §227.202.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Ted Hopper

(Signature)

Ted Hopper

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ted Hopper

(Signature)

Ted Hopper

(Name)

CEO

(Title)

April 30,
2019

(Date)

/s/ Mrinali
Vaswani

(Signature)

Mrinali Vaswani

(Name)

CFO and COO

(Title)

April 30, 2019

(Date)

/s/ Todd
Horowitz

(Signature)

Todd Horowitz

(Name)

Director

(Title)

April 30, 2019

(Date)

/s/ B r a d l e y
Harrison

(Signature)

B r a d l e y
Harrison

(Name)

Director

(Title)

April 30, 2019

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Greensbury Market Corp
Profit and Loss
January - December 2018

	Total
Income	
4000 Sales	
4001 Sales - Greensbury	1,047,254.67
4002 Sales - Mercola/Mouth/BeSpoke/WS	39,002.50
4003 Sales - Amazon	95,811.97
4005 Sales Discount	-75,616.53
4006 Refunds	-19,736.81
Total 4000 Sales	$ 1,086,715.80
4010 Shipping Income	78,072.74
4011 Sales - B2B	7,179.34
Services	1,000.00
Total Income	$ 1,172,967.88
Cost of Goods Sold	
5000 Cost of Goods Sold	581,331.44
5002 Transaction Fees	31,693.18
5055 Freight Out - Home Deliveries	244,252.34
5065 Packing (Rastelli)	93,010.50
5070 Boxes & Printing [Inserts, Labels, Tape]	13,756.16
Total Cost of Goods Sold	$ 964,043.62
Gross Profit	$ 208,924.26
Expenses	
5110 Marketing Consumer	
5111 Digital Marketing	76,935.61
5114 Social Media	28,269.97
5115 Retargeting Ads	3,658.42
5116 Email	11,237.36
5117 Misc Paid Marketing	5,048.21
Total 5110 Marketing Consumer	$ 125,149.57
5130 Marketing Overhead	
5132 Consultants	103,066.50
5133 Software	474.44
5135 Partnerships	3,000.00
5137 Website Design, Build, Maintenance	9,245.39
5138 Photography	400.00
5139 Misc	60.10
5140 Events	1,499.29
5141 Printing - Marketing Materials	768.62
Total 5130 Marketing Overhead	$ 118,514.34
5150 Personell	
5153 Salaries & Wages	
5153.6 CEO Ted Hopper	99,999.90
5153.7 Drew Thompson	36,057.75
Total 5153 Salaries & Wages	$ 136,057.65

5154 Payroll Taxes		
5154.1 SS - Company		8,435.58
5154.2 Medicare - Company		1,972.89
5154.3 Federal Unemployment Tax		84.02
5154.4 NY Unemployment Tax		976.79
5154.6 EMPLOYER NY M34 TAX		88.89
5154.7 Local Tax		369.29
5154.8 Benefits (Commuter)		49.50
Total 5154 Payroll Taxes	$	**11,976.96**
5155 Health Care		5.50
5156 Mrinali Vaswani (CFO)		48,000.00
5157 Web Dev		500.00
5158 Payroll Vendor Fees		1,616.50
5166 Customer Relations		1,230.00
5167 Chefs		986.00
Total 5150 Personell	$	**200,372.61**
5200 G&A		
5205 Bank Service Charge		1,820.98
5210 Rent or Lease of Buildings		23,018.40
5212 Fulfillment/Inventory Tools		21,121.73
5215 Dues & Subscriptions		3,312.58
5225 Insurance		
5225.1 General Liability		3,882.25
5225.2 Worker's Comp		689.50
5225.4 EPLI		113.70
5225.5 Disability Insurance		2.35
5225.6 D&O Insurance		2,332.00
Total 5225 Insurance	$	**7,019.80**
5230 Taxes		1,776.89
5235 Interest		21,023.98
5240 Meals & Entertainment		638.16
5245 Office Expenses		1,116.95
5250 Postage & Delivery		88.81
5255 Professional Fees		
5258 Legal		3,437.50
5260 Accountant		4,400.00
5261 Other		1,372.79
Total 5255 Professional Fees	$	**9,210.29**
5280 Travel		1,250.57
5282 Miscellaneous		60.83
Total 5200 G&A	$	**91,459.97**
Total Expenses	$	**535,496.49**
Net Operating Income	-$	**326,572.23**
Other Income		
4020 Other Income		2,975.44
4040 Write Off's		-2,048.00
Total Other Income	$	**927.44**
Net Other Income	$	**927.44**

Net Income	**-$**	**325,644.79**

Greensbury Market Corp
Balance Sheet
As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
1002 First Republic (NEW)	25,639.39
Total Bank Accounts	$ 25,639.39
Accounts Receivable	
1104 Accounts Receivable	35,272.29
Total Accounts Receivable	$ 35,272.29
Other Current Assets	
1220 Shipping Boxes & Bags	10,592.80
Total Other Current Assets	$ 10,592.80
Total Current Assets	$ 71,504.48
Other Assets	
1205 Security Deposit	2,745.00
Total Other Assets	$ 2,745.00
TOTAL ASSETS	$ 74,249.48
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Deferred Rent	29,226.50
Deferred Comp	26,693.15
Rastelli Deferred Payable	325,505.39
Other Accounts Payable	72,256.28
Total Accounts Payable	$ 453,681.32
Credit Cards	
Total Credit Cards	$ 75,117.79
Other Current Liabilities	
2150 Gift Cards	11,200.00
2240 Unearned Revenue	9,020.00
2304 Loan Shopify Capital	37,886.47
Total Other Current Liabilities	$ 58,106.47
Total Current Liabilities	$ 586,905.58
Long-Term Liabilities	
2257 Loan Brad Harrison	25,000.00
Total Long-Term Liabilities	$ 25,000.00
Total Liabilities	$ 611,905.58
Equity	
3099 Common Stock	
3001 Common Stock - Todd Horowitz	15,588.33
3002 Common Stock - Matthew Kole	69,291.41
3003 Common Stock - JHWDB Organics LLC	-18,937.53
3005 Common Stock - Fredric Harrison	32,948.40

3006 Common Stock - Bradley Harrison		63,627.76
3007 Common Stock - David M Seldin		274,985.40
3008 Common Stock - JHP Funding		50,000.00
3009 Common Stock - MVP (Shashi Vaswani		50,000.00
3010 Common Stock - Dan Castro		250,000.00
3011 Common Stock - Zachary Stern		50,000.00
3012 Common Stock - Lauren Sands		50,000.00
3013 Common Stock - Triple Spoke Investments LLC		69,988.32
3014 Common Stock - Maria Sweeney		50,000.00
3015 Common Stock - BHV Entrepreneurship Fund II		100,000.00
3016 Common Stock - Koeing Family LLC		119,988.32
3017 Common Stock Christopher Lindsey		75,000.00
3018 Common Stock BHV Fund I		17,711.00
3019 Common Stock BHV Fund IA		27,133.00
3020 Common Stock Leatherneck Ventures		150,003.86
3021 SeedInvest (New Direction IRA Inc.)		319,416.24
3022 Common Stock - Farkas & Neurman		2,525.60
3023 Common Stock - Imagemme		6,656.76
3024 Ken Anderson		25,003.44
3025 Rastelli		112,500.00
3026 SI Securities, LLC		20,457.36
Total 3099 Common Stock	**$**	**1,983,887.67**
3450 Additional Paid in Capital		-81,573.01
3460 Stock Comp - Warrants		15,350.00
3470 Stock Comp - Options		53,588.00
3500 Treasury Stock		-52,682.33
3900 Retained Earnings		-2,130,581.64
Net Income		-325,644.79
Total Equity	**-$**	**537,656.10**
TOTAL LIABILITIES AND EQUITY	**$**	**74,249.48**

Greensbury Market Corp
Statement of Cash Flows
January - December 2018

	Total	
OPERATING ACTIVITIES		
Net Income	-325,644.79	
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1104 Accounts Receivable	-3,850.91	
1220 Shipping Boxes & Bags	-10,592.80	
2000 Accounts Payable	-140,551.45	
2010.1 Chase Credit Cards:Chase #1 (Brad)	-2,906.16	
2010.3 Chase Credit Cards:Chase #2 (Mrinali)	2,249.22	
2100 Amex	-10,244.58	
2105 Amex 2	-2,495.89	
2150 Gift Cards	11,200.00	
2240 Unearned Revenue	0.00	
2304 Loan Shopify Capital	37,886.47	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$119,306.10**	
Net cash provided by operating activities	**-$444,950.89**	
INVESTING ACTIVITIES		
1205 Security Deposit	-2,745.00	
Net cash provided by investing activities	**-$2,745.00**	
FINANCING ACTIVITIES		
2302 Loan Matt Kole	-47,452.00	Convert to equity
3002 Common Stock:Common Stock - Matthew Kole	53,705.08	Converted from above loan
3005 Common Stock:Common Stock - Fredric Harrison	-14.60	Refund for overpayment on investment
3006 Common Stock:Common Stock - Bradley Harrison	47,697.76	Converted from deferred compensation
3007 Common Stock:Common Stock - David M Seldin	-14.60	Refund for overpayment on investment
3013 Common Stock:Common Stock - Triple Spoke Investments LLC	-11.68	Refund for overpayment on investment
3016 Common Stock:Common Stock - Koeing Family LLC	-11.68	Refund for overpayment on investment
3022 Common Stock:Common Stock - Farkas & Neurman	2,525.60	Converted from deferred payablel
3023 Common Stock:Common Stock - Imagemme	6,656.76	Converted from deferred payablel
3024 Common Stock:Ken Anderson	25,003.44	Equity investment
3450 Additional Paid in Capital	-9,512.50	Legal fees for fundraising
Net cash provided by financing activities	**$78,571.58**	
Net cash increase for period	**-$369,124.31**	
Cash at beginning of period	394,763.70	
Cash at end of period	**$25,639.39**	

Wednesday, Mar 20, 2019 09:44:22 AM GMT-7

GREENSBURY MARKET CORP.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Greensbury Market Corp. (the "Company"), is a corporation organized December 27, 2013 under the laws of Delaware after merging with its predecessor, Greensbury Market LLC, a Maryland limited liability company organized September 21, 2007, effective December 30, 2013. The Company sells meat and seafood online, with a focus on animal welfare and environmental sustainability.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018, and 2017, the Company's cash balances did not exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> **Level 1** - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Fair Value of Financial Instruments (Continued)

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company held no allowance against its accounts receivable as of December 31, 2018 or 2017.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2018 and 2017 were deemed immaterial due to the short term holding period of the Company's inventory and as the purchase of inventory is done at the time of orders where the Company's inventory is purchased and held by its supplier.

The Company evaluates its inventory for impairment and obsolescence based on future demand, market conditions, sales history, changes in product demand, global and regional economic conditions, and historical experience. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment is charged to costs of goods sold in the statement of operations.

Property and Equipment

Property and equipment are recorded at cost. Depreciation recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of December 31, 2018 and 2017 the Company had no property and equipment or associated depreciation expense.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided;

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Revenue Recognition Continued)

(2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Costs of goods sold include merchant fees of $31,693 and delivery costs of $244,252 for the year ended December 31, 2018.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company converted from a limited liability company to a corporation effective December 31, 2013. Therefore, all activity prior to the conversion was passed through to the members and taxation as a corporation commenced on that date.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had a net operating loss carryforward of $2,130,581 as of December 31, 2018. The Company pays Federal and New York income taxes and has used an effective blended rate of 38.7% to derive net tax assets of $824,535 as of December 31, 2018, resulting from its net operating loss carryforwards,

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Income Taxes (Continued)

deferred compensation, and other temporary book to tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2034, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained a net loss of $325,645 during the year ended December 31, 2018. As of December 31, 2018, the Company has an accumulated deficit of $2,456,226 and current liabilities exceed current assets by $512,656

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: COLLABORATION AGREEMENT

In February 2015, the Company entered into a collaboration agreement with a supplier and distributor of product whereby the counterparty will source product for the Company to sell and distribute such product to the Company's customers (the "Collaboration Agreement"). The agreement is for an initial term of three years, and contains an automatic renewal option for additional one-year terms until terminated under the terms of the agreement. The agreement provides the Company with pricing of the counterparty's costs plus 10%, and provides for a 50% split of commission on profits from business customers brought to the counterparty by the Company. The Company issued 60,510 shares of its common stock to the counterparty as part of this agreement, providing the counterparty with 25% of the Company's outstanding equity, with certain dilution protections and rights to maintain ownership percentage through purchase of future offerings at issuance pricing. In 2018, the agreement was renewed for an additional 5 years.

NOTE 4: COLLABORATION AGREEMENT CONTINUED

Under the agreement terms, the counterparty also received an option to purchase an additional 20% of the Company's equity at $10M valuation or ten times EBITDA from prior three months, times four. This purchase option expired December 31, 2015 without being exercised.

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT)

Capital Structure

The Company has authorized 337,000 shares of $0.0001 par value common stock and 209,230 shares of $0.001 par value preferred stock. As of December 31, 2018, 120,179 shares of common stock and 118,756 shares of preferred stock were issued and outstanding. 76,931 authorized and issued preferred stock are designed as Series Seed Preferred Stock, and 41,825 authorized and issued preferred stock are designed as Series A Preferred Stock.

Series Seed Preferred Stock ("SSPS") has certain non-cumulative dividend rights over common stock. SSPS are optionally convertible into common stock with dilution protections on the conversion rate and are mandatorily convertible to common stock upon an initial public offering. In addition, SSPS contain other protective provisions and voting rights commensurate with common stockholders. SSPS has liquidation preferences over preferred stock at $16.83 per share, providing total liquidation preferences of $1,294,749 as of December 31, 2018.

Series A Preferred Stock ("Series A") have certain non-cumulative dividend rights over common stock. Series A are optionally convertible into common stock with dilution protections on the conversion rate and are mandatorily convertible to common stock upon an initial public offering. In addition, Series A contain various protective provisions and have voting rights commensurate with common stockholders. The Series A has liquidation preferences over preferred stock at $18.04 per share, providing total liquidation preferences of $754,523 as of December 31, 2018.

Share Issuances

During 2013, the Company converted its LLC membership interests to the Company's common stock, resulting in the issuance of 135,295 shares of common stock.

In 2014, the Company issued a total of 46,270 shares of common stock at prices per share of $11.96-$16.67 per share, for total proceeds of $700,000. These stock purchase agreements contained liquidation preferences that provide for a preference over other equity holders equal to the purchase amount in the event of a liquidation event. These liquidation preferences remain in place until a qualified financing where the Company issues equity for proceeds of $1,500,000 or greater at a valuation of $3,300,000-$4,250,000 or greater (varies by agreement). Additionally, these shareholders are provided dilution protections providing for the issuance of additional shares without further consideration upon an equity financing transaction at a valuation of $3,300,000 or less up until a qualified financing where the Company issues equity for proceeds of $1,500,000 or greater at a valuation of $3,300,000 or greater. These shares are also provided with preemptive rights to purchase shares in future equity financing events. All but 6,000 of these shares of common

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT) CONTINUED
Share Issuances Continued

stock were converted to SSPS during 2015. Accordingly, the liquidation preferences and other rights on the converted shares were converted to the rights and preferences of the SSPS. The liquidation preferences on the remaining 6,000 shares was $100,000 as of December 31, 2018.

In 2015, three stockholders agreed to surrender a portion of their shares of common stock, resulting in the surrender of 73,171 shares of common stock back to the Company for no consideration.

As discussed in Note 4, the Company issued 60,510 shares of common stock in 2015 in connection with a collaboration agreement. These shares were valued by the Company at $112,500 and were accordingly recorded as paid-in capital in consideration for entering into this agreement.

In 2015 and 2016, the Company issued its preferred stock at price per share of $16.83. In 2015, 48,725 shares of common stock were converted to SSPS, the Company issued 2,970 shares of SSPS for $50,000 cash, and converted principal and accrued interest totaling $144,844 on outstanding notes payable to SSPS at 20%-40% discounts to the preferred stock pricing, resulting in the issuance of 11,867 shares of SSPS.

In 2016, the Company issued 13,369 shares of preferred stock for total proceeds of $225,000.

In March 29, 2017, the Company issued $50,000 convertible promissory notes to three investors for total financing of $150,000. The convertible promissory notes bear interest at 5% and will be due and payable by the Company on demand by the Lender at any time after the earlier of: (i) March 24, 2018 or, (ii) the closing of the next equity financing. The notes are convertible into the Company's equity upon the next equity financing transaction at a price per share determined by the lesser of a 20% discount to the share pricing in the triggering equity financing or the price per share determined by a $10,000,000 pre-money valuation on the Company's fully diluted capitalization. The notes are also convertible to the Company's equity at a price per share determined by a $10,000,000 pre-money valuation on the Company's fully diluted capitalization if and upon a corporate transaction (as defined in the note agreements) or upon maturity. In December 2017, the note converted to 10,709 shares of Series A for $150,000 cash, and converted principal and accrued interest totaling $154,548 on outstanding notes payable to Series A at 20% discounts to the preferred stock pricing.

In 2017, the company issued 22,692 shares of $0.001par value Series A priced at $18.04 per share, for total proceeds of 409,364.

In 2017, the company issued 908 shares of $0.001par value Series A as compensation in connection with its crowdfunding campaign for these Series A shares.

In 2018, the company issued 1,386 shares of $0.001par value Series A priced at $18.04 per share, for total proceeds of $25,003.

In 2018, the company issued 6,130 shares of $0.001par value Series A priced at $18.04 per share, for the conversion of outstanding liabilities of $110,585.

NOTE 6: STOCK-BASED COMPENSATION

2015 Equity Incentive Plan

The Company adopted the *2015 Equity Incentive Plan* (the "Plan"), as amended and restated. The Plan permits the grant of stock options, stock appreciation rights, and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock options having a term of up to ten years and a strike price of no less than fair market value of common stock. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests.

The Company has reserved 119,495 shares of common stock under the Plan. As of December 31, 2018 35,789 shares of common stock were available for grant under the Plan. A summary of options activities during 2018 and 2017 is as follows:

GREENSBURY MARKET CORP.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

	December 31, 2018		December 31, 2017	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	73,128	$1.65	98,646	$1.65
Granted	-	$1.65	5,000	$1.65
Exercised	-	$1.65	-	$1.65
Forfeited	(53,161)	$1.65	(3,326)	$1.65
Outstanding - end of year	100,320	$1.65	100,320	$1.65
Exercisable at end of year	19,967	$1.65	73,128	$1.65
Weighted average grant date fair value of options granted during year	$0.59		$0.59	
Weighted average duration to expiration of outstanding options at year-end (years)	7.23		8.2	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent

NOTE 6: STOCK-BASED COMPENSATION CONTINUED

2015 Equity Incentive Plan

uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Inputs used in valuing the 2016 and 2017 stock option issuances are as follows:

	2018	2017
Risk Free Interest Rate	2.10%	2.10%
Dividend Yield	0.00%	0.00%
Estimated Volatility	38.00%	38.00%
Expected Life (years)	5.00	5.00
Fair Value per Stock Option	$0.589	$0.589

Warrants – Common Stock

In 2013 and 2014, the Company issued warrants to purchase a total of 12,560 shares of common stock. The exercise price for the common stock warrants is $0.01 per share. The warrants expire between August 2023 and November 2024 and are subject to automatic conversion if the fair value of the Company's stock exceeds the exercise price as of the expiration date under the warrant agreements' net exercise provisions.

Warrants – Preferred Stock

In July 2015, the Company issued warrants to purchase a total of 3,434 shares of preferred stock in connection with the issuance of a $100,000 promissory note. The exercise price for the common stock warrants is $15.99 per share. The warrants expire after a five-year term in July 2020 and are subject to automatic conversion if the fair value of the company's stock exceeds the exercise price as

NOTE 6: STOCK-BASED COMPENSATION CONTINUED

Warrants – Preferred Stock

of the expiration date. The Company valued these warrants under the Black-Scholes methodology as described in the previous section of this footnote, which resulted in an estimated fair value of the warrants of $4.47 per share, or $15,350, which was recognized as interest expense in 2015 as the associated note was issued and converted to stock within 2015.

NOTE 7: RELATED PARTY TRANSACTIONS

The Company's founder and a board member had extended financing through the issuance of a note payable of $25,000 in 2015. These note payable is repayable upon demand, upon a liquidation event, change in control, or default under the terms of the agreement. Accordingly, the Company has classified this note payable as a current liability as of December 31, 2018. The $25,000 note bears interest at 12%. The $25,000 note provides the noteholder a senior secured credit interest in the Company and is collateralized by all assets of the Company. Interest expense of $5,365 was recorded for this note during the year ended December 31, 2018. No interest payments have been made to date and the accrued interest on this note amounted to $14,667 as of December 31, 2018.

Additionally, this company founder advanced the Company $5,000 during 2015, which was repaid without interest in 2016.

Until December 31, 2017, the Company paid rent to an entity managed by a board member at a rate of $2,000 per month under an informal month-to-month arrangement since August 2015. As of December 31 2018, $29,227 remained outstanding and payable, As of January 1, 2018, the Company moved out of the office space managed by the board member and into an office leased from a third party.

The Company has deferred compensation to the current CFO as needed to support cash flow needs throughout 2016 and 2017. As of December 31, 2018 deferred compensation to this Company officer was $26,693.

On March 31, 2018, $47,698 of deferred compensation to the former CEO was converted to 2,644 Series A shares.

On March 31, 2018, note payable-related party of $47,452 plus interest converted to 2,977 Series A shares.

On March 31, 2018 $9,182 in deferred payables to contractors also converted to Series A shares.

In April 2018, the company entered into 54-week advisor agreement with a board member. The company will pay the advisor $4,000 per month. Advisor agrees to defer compensation and at the end of the engagement shall receive one convertible promissory note for $50,000.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: COMMITMENTS AND CONTINGENCIES CONTINUED

In January 2018, the company entered into a lease agreement for its office facility. The monthly lease payment was $1,810. In February 2019, the company entered into a new lease agreement with the same office facility. The new monthly lease payment is $500, and the term is on a month-to-month basis.

NOTE 9: SUBSEQUENT EVENTS

Issuance of Series A Preferred Stock

GREENSBURY MARKET CORP.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

On February 28, 2019 the company issued a total of $100,000 in convertible notes to two previous investors.

Management's Evaluation

Management has evaluated subsequent events through April 2, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.



Greensbury Market Corp
www.greensbury.com
12 e 49th st, 11th Fl | New York, NY 10017

To Whom It May Concern:

I, Mrinali Vaswani, certify that the financial statements of Greensbury Market Corp included in this Form are true and complete in all material respects.

Please let me know if I can answer any questions.

Thanks,

Mrinali Vaswani
Greensbury Market Corp
CFO
Mrinali@greensbury.com